                                                                  EXHIBIT (a)(8)

                           QUESTIONS AND ANSWERS SHEET

      The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this Offer to Exchange and the accompanying letter of transmittal and notice to withdraw tender because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Exchange, the letter of transmittal and the notice to withdraw tender. We have included references to the relevant sections in this Offer to Exchange where you will find a more complete description of the topics in this summary.

Q.    WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

A. We are offering employees the opportunity to exchange all outstanding, unexercised stock options granted under the Participating Plans that have an exercise price more than $3.00 for new options to be granted under the 1997 Scheme. To participate in the exchange, outstanding options must be properly tendered by you and accepted by us for exchange.

Q.    WHY ARE WE MAKING THIS OFFER?

A. We are making this offer for compensatory purposes and because we believe that stock options motivate high levels of performance and provide an effective incentive and means of recognizing employee contributions to our success. As a result of the extreme volatility in our industry and stock market volatility in 2001 and 2002, many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our ADRs, which are quoted on the Nasdaq National Market under the symbol, "IONA." By making this offer to employees, we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value, which we believe creates better performance and retention incentives for employees and thereby maximizes shareholder value.

Q.    HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

A. If you meet the eligibility requirements and your tendered options are accepted pursuant to the terms and conditions of the offer, we will grant you new options determined in accordance with the following Exchange Ratio, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share:

Exercise Price of Options     Exchange Ratio of Old Options
      Tendered                      for New Options
      --------                      ---------------
     $19.99 or less                  1 old for 1 new
Between $20.00 and $29.99            2 old for 1 new
Between $30.00 and $39.99            3 old for 1 new
     $40.00 or more                  5 old for 1 new

Q. IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL OF MY OPTIONS?

A. You are not required to tender any or all of your eligible options. If you tender any options subject to an individual option grant, however, you will be deemed to have automatically tendered for cancellation all options granted during the six months immediately prior to the date this offer commences. Therefore, since this offer commences on October 16, 2002, you will also be deemed to have automatically tendered for cancellation all options (regardless of their exercise prices) held by you with grant dates on or after April 16, 2002. Cancelled options with grant dates on or after April 16, 2002 will be exchanged for new options in accordance with the Exchange Ratio unless you are an executive officer, in which case they will be cancelled and forfeited without exchange. (See section 1)

      In addition, you must tender all outstanding options under an individual option grant. All partial tenders of individual option grants will be rejected. For example, if you hold an option to purchase 1,000 ordinary shares at an exercise price of $50.00 per share, you must tender such option grant in its entirety; you may not tender only part of the option grant and retain the remainder of the option grant. On the other hand, if you have an option to purchase 1,000 ordinary shares at an exercise price of $50.00 per share and an option to purchase 2,000 ordinary shares at an exercise price of $35.00 per share, you may choose to tender either of the option grants, both of the option grants or neither of the option grants.

Q.    MAY I TENDER OPTIONS THAT I HAVE ALREADY EXERCISED?

A. This offer only applies to options and does not apply in any way to shares purchased upon the exercise of options. If you have exercised an eligible option in its entirety, that option is no longer outstanding and is therefore not subject to this offer. If you have exercised an eligible option in part, the remaining outstanding, unexercised portion of the option is subject to the offer and may be tendered for cancellation and exchange.

Q.    MAY I TENDER UNVESTED OPTIONS?

A.    Yes.  You may tender your eligible options whether or not they are vested.

Q. IF I CURRENTLY HOLD OPTIONS GRANTED UNDER THE GENESIS PLAN, THE OOC PLAN OR THE NETFISH PLAN, WHY WON'T MY NEW OPTIONS BE GRANTED UNDER ONE OF THOSE PLANS?

A. We do not currently intend to grant any additional options under the Genesis Plan, the OOC Plan or the Netfish Plan. Therefore, all new options will be granted under the 1997 Scheme.

Q.    WHAT WILL THE TERMS OF MY NEW OPTIONS BE?

A. The new options that you will receive will be granted under the 1997 Scheme, even if the options you tendered were originally granted under the Genesis Plan, the OOC Plan or the Netfish Plan. The new options will be subject to the terms and conditions of the 1997 Scheme and a new option agreement between you and us. You must execute the new option agreement to receive your new options. Your new option agreement will be substantially in the form of Exhibit (d)(5) or (d)(6), if it is an incentive stock option for U.S. federal income tax purposes, or in the form of Exhibit
      (d)(7) or (d)(8), if it is not an incentive stock option for U.S. federal income tax purposes, a non-statutory stock option, to the Schedule TO that we filed with the U.S. Securities and Exchange Commission on October 16, 2002.

      You should carefully review the description of the new options and the terms and conditions of the 1997 Scheme in section 8 before making a decision to tender your options. (See introduction and section 8). The terms and conditions of the new options will vary from the terms and conditions of the options that you tender for cancellation and exchange. If you are an employee other than an executive officer, your new options will differ from your old options with respect to the exercise price, the vesting schedule and certain other terms specified in the offer. If you are an executive officer, your new options will differ with respect to the exercise price and certain other terms specified in the offer but will have the same vesting commencement date and vesting schedule as your cancelled options.

Q.    WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

A. The exercise price of the new options will be equal to 100% of the fair market value of our ordinary shares on the date of the grant of the new options, as determined by the last reported sale price of our ADRs on the Nasdaq National Market on the last trading day immediately prior to the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. Because we will not grant new options until a business day that is at least six months and one day after the date we cancel tendered options accepted for exchange, your new options may have a higher exercise price than some or all of your current options. We recommend that you obtain current market quotations for our ADRs before deciding whether to tender your options. (See section 8)

      In the event that, at the time of the grant of the new options, there is no established market for our ordinary shares or our ADRs, our board of directors will determine in good faith the fair market value of our ordinary shares.

Q.    WHEN WILL I RECEIVE MY NEW OPTIONS?

A. We expect to grant the new options on a business day that is at least six months and one day after the date that we cancel the options accepted for exchange, which we currently expect to be May 15, 2003, unless the offer is extended. If you are not an employee of IONA or of one of our subsidiaries from the date you tender your options through the date we grant the new options, you will not receive any new options. (See section
      5)

Q. WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

A. If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel your options, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required for financial reporting purposes to record compensation expense each fiscal quarter until the new options were exercised, cancelled or expired. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our ordinary shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to treat the new options as variable awards. (See section 11)

Q.    WHEN AND HOW WILL THE NEW OPTIONS VEST?

A. The new options granted to employees other than executive officers will vest on a different basis than the currently outstanding options. In recognition of the fact that some eligible options are already vested, we are accelerating the vesting of the new options granted to these employees. New options to employees who are not executive officers will vest as follows: 25% on the date of grant and 6.25% at the end of each 91-day period thereafter, provided you remain an employee through each applicable vesting date. This vesting schedule is intended to resemble the overall average vesting schedule of all employee options eligible to be tendered for cancellation and exchange. The new options granted to eligible executive officers will have the same vesting as the options for which they were exchanged.

Q. IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

A. Yes. If your current options are incentive stock options for U.S. federal income tax purposes, your new options will be granted as incentive stock options to the extent that they qualify as incentive stock options under the tax laws in effect on the date of grant of the new options, including the $100,000 limit discussed below in section 13. Your new options will be treated as non-statutory stock options to the extent such new options exceed the $100,000 limit discussed below in section 13 or such new options otherwise fail to qualify as incentive stock options.

Q.    WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

A. We are not in a position to advise you with respect to tax matters, and we strongly recommend that you consult with your own tax advisor to determine the tax consequences of this offer. If you are based outside the United States, the treatment of the exchange under the laws of the country in which you live, work or are otherwise subject to taxation may be different from the treatment of the exchange for U.S. federal income tax purposes and the exchange may result in taxable income to you. Special tax considerations may apply to employees located outside of the United States and you should consult with your own tax advisor.

      U.S. Citizens and Residents. We believe that, assuming that we are not and have never been a "passive foreign investment company," you will not be required under current law to recognize taxable income or be subject to withholding taxes for U.S. federal income tax purposes either at the time of cancellation of your existing options, or at the time of grant of the new options. For information on certain of the U.S. federal income tax consequences of the offer, see section 13. For information on the application of Irish Stamp Duty, see section 14.

      Irish Residents. In general, if you are an Irish resident employee, we believe that under current law you will not be subject to Irish income tax or to payroll taxes on the exchange either at the time of cancellation of your existing options, or at the time of grant of the new options. For information on certain of the tax consequences for Irish resident employees, see section 14.

      Employees who are non-U.S. and non-Irish Tax Residents. The exchange of your old options, the grant of your new options, the vesting of your new options and/or exercise of your new options may result in taxable income to you under the laws of the country in which you live, work or are otherwise subject to taxation. To the extent that withholding taxes apply to you, you will be required to remit withholding taxes due at the time of grant of the new options or, if withholding taxes are due upon vesting or exercise, to sign a standing order authorizing a broker designated by us to sell the number of vested shares necessary to satisfy any applicable withholding tax obligation. We strongly recommend you consult with your own tax advisor concerning the tax consequences of accepting or rejecting this offer.

Q.    UNDER WHICH PLAN WILL MY NEW OPTIONS BE GRANTED?

A. All new options to be offered to option holders will be granted under the 1997 Scheme, even if the options you tendered were originally granted under the Genesis Plan, the OOC Plan or the Netfish Plan. The 1997 Scheme permits the grant of the new options and provides for the grant of ordinary shares upon the exercise of all options granted under the 1997 Scheme. (See section 11)

Q.    WILL I BE REQUIRED TO GIVE UP ALL OF MY RIGHTS TO THE CANCELLED OPTIONS?

A. Yes. Once we have accepted options tendered by you, your options will be cancelled and you will no longer have any rights under those options. (See section 5)

Q. IF I TENDER OPTIONS IN THE OFFER, WILL I RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

A. No. The grant date and the exercise price of any additional options that we may decide to grant to employees participating in the offer will in all likelihood be deferred until a date that is at least six months and one day after the date on which we cancel tendered options accepted for exchange. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring additional compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer. (See section 11)

Q. WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

A. Nothing. Options that you choose not to tender for exchange remain outstanding and retain their current exercise price and current vesting schedule.

      Employees who hold options should note that the U.S. Internal Revenue Service may characterize our offer as a "modification" of their incentive stock options, even if such employees decline the offer. In general, if a holder of an existing incentive stock option is granted any additional benefits following the date of grant of the option, the option is deemed to be "modified" for U.S. federal income tax purposes. When an incentive stock option is "modified," the option is treated as re-granted on the modification date. On the modification date, the option is tested to determine whether it meets the tax requirements applicable to incentive stock options generally. One of the requirements of incentive stock options is that the exercise price of the option cannot be less than the fair market value of the shares underlying the option on the date of grant. Another requirement, called the "$100,000 limitation" is described in more detail in section 13. If our offer to you results in a modification of your incentive stock options and your modified options fail to satisfy the incentive stock option requirements, your options will be treated as non-statutory stock options. Even if your options satisfy the incentive stock option requirements, however, certain adverse consequences could apply to your options. For example, one of the benefits of an incentive stock option is that, provided that certain holding periods are satisfied (and the optionee is not subject to the alternative minimum tax), gain recognized when the shares acquired upon exercise of an incentive stock option are sold is generally taxed at long-term capital gain tax rates. In order to qualify for long-term capital gain tax rates, the shares acquired upon exercise of an incentive stock option (i) cannot be sold within two years from the date of the option grant and one year from the date of option exercise, and (ii) must have a holding period that exceeds one year. Because a modified incentive stock option is treated as re-granted on the date of the modification, employees whose options are modified as a result of our offer, and whose options meet the incentive stock option requirements on the date of the modification, will start new holding periods under these rules.

      We are not in a position to provide tax advice, and we strongly recommend you consult with your own tax advisor concerning the tax consequences of the offer, including the tax consequences applicable to the exercise of the eligible options you do not exchange and to the subsequent sale of the ordinary shares purchased under those options. (For a general discussion of U.S. and Irish tax consequences, see sections 13 and 14)

Q.    WHY DO WE NOT SIMPLY REPRICE THE CURRENT OPTIONS?

A. "Repricing" existing options would result in variable accounting for all such options, which could require us for financial reporting purposes to record compensation expense each fiscal quarter until such repriced options were exercised, cancelled or expired. The higher the market value of our ordinary shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to treat the new options as variable awards. (See section 11)

Q.    WHAT ARE THE CONDITIONS TO THE OFFER?

A. There are no specific conditions to this offer. Upon expiration of this offer (which will be at 12:00 midnight, U.S. Eastern Time on November 13, 2002, unless we extend it), however, we will decide either to accept all of the properly tendered options or to reject them all. (See section 6)

Q. ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

A. To receive a grant of new options, you must be an employee of IONA or of one of our subsidiaries from the date you tender options through the date we grant the new options. If we do not extend the offer, we currently expect that the new options will be granted on May 15, 2003. If you are not an employee of IONA or an employee of one of our subsidiaries from the date you tender options through the date we grant the new options, you will not receive any new options in exchange for your tendered options that have been accepted for exchange. (See section 1)

Q. WHAT IF THERE IS A STOCK SPLIT AFTER THE TIME WE ACCEPT YOUR TENDER AND PRIOR TO THE GRANT DATE OF NEW OPTIONS?

A. If there is a change in our capitalization, such as a stock dividend, stock split, reverse stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding shares, at any time from the date on which we accept your tendered options until the date on which we grant you new options, an appropriate adjustment will be made to the exercise price of each new option and to the number of shares subject to each new option.

Q.    WHAT IF IONA ENTERS INTO A MERGER OR OTHER SIMILAR TRANSACTION?

A. If a change of control of IONA occurs prior to expiration of the offer, you may withdraw your tendered options and retain the rights afforded you under the existing agreements evidencing those options.

      If a change of control of IONA occurs after your options have been accepted and cancelled, but prior to the expected grant date of the new options, then we would require any successor to our company to inherit our obligation to grant the new options. A change of control transaction would not accelerate the grant date of the new options to be granted pursuant to the offer. The new options would still be granted on the expected grant date, but they would be options to purchase shares of capital stock of the successor company and would be adjusted to give effect to the change of control. For example, if the change of control was effected by means of a merger, the number of shares subject to the new options would be multiplied by the exchange ratio for our ordinary shares used in the merger. The exercise price of the new options would be equal to the fair market value of the stock of the successor company on the grant date of those options.

      You should be aware that a merger or other similar transaction could have a substantial effect on the price of our ordinary shares, including substantial appreciation or depreciation in the price of our ordinary shares. Depending on the structure of such a transaction, tendering option holders might be deprived of any potential price appreciation in our ordinary shares associated with the new options. For example, if our ordinary shares were acquired in a cash merger, the fair market value of our ordinary shares, and hence the price at which we grant the new options, would likely be a price at or near the cash price being paid for the ordinary shares in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction. Alternatively, in the event of an acquisition of our company for stock, tendering option holders might receive options to purchase shares of a different issuer.

      You should also be aware that because the new options may represent options to purchase stock of the successor company, we cannot provide you with any information as to the tax consequences associated with the receipt and ownership of the new options.

Q.    WHAT HAPPENS IF MY EMPLOYMENT TERMINATES BEFORE I RECEIVE THE NEW OPTIONS?

A. If you tender options in the offer, and for any reason you are not an employee of IONA or one of our subsidiaries continuously from the date you tender options through the date we grant the new options, or we give you notice of termination of your employment prior to the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options, and the tendered options will be cancelled, whether or not vested prior to the tender. This means that if you resign, with or without good reason, or we give you notice of termination of your employment, with or without cause, or your employment terminates due to death or disability, prior to the date we grant the new options, you will not receive anything for the options that you tendered.

      This offer does not create any right to continuance of your employment with us and does not interfere in any way with our right to terminate your employment or to provide you with notice of termination of your employment at any time, with or without cause, in accordance with applicable law.

Q.    WHAT HAPPENS IF THE TENDERED OPTIONS ARE NOT ACCEPTED FOR EXCHANGE?

A. Nothing. If we do not accept any options tendered for exchange, you will keep all of your current options and you will not receive any new options. No changes will be made to your current options and they will remain outstanding until they expire by their terms. In the event that the offer expires and we do not accept any options tendered for exchange, we will return all option agreements sent to us in connection with the offer and all options tendered for exchange promptly following the expiration of the offer.

      Employees who hold options should note that the U.S. Internal Revenue Service may characterize our offer as a "modification" of their incentive stock options, even if such employees decline the offer. In general, if a holder of an existing incentive stock option is granted any additional benefits following the date of grant of the option, the option is deemed to be "modified" for U.S. federal income tax purposes. When an incentive stock option is "modified," the option is treated as re-granted on the modification date. On the modification date, the option is tested to determine whether it meets the tax requirements applicable to incentive stock options generally. One of the requirements of incentive stock options is that the exercise price of the option cannot be less than the fair market value of the shares underlying the option on the date of grant. Another requirement, called the "$100,000 limitation" is described in more detail in section 13. If our offer to you results in a modification of your incentive stock options and your modified options fail to satisfy the incentive stock option requirements, your options will be treated as non-statutory stock options. Even if your options satisfy the incentive stock option requirements, however, certain adverse consequences could apply to your options. For example, one of the benefits of an incentive stock option is that, provided that certain holding periods are satisfied (and the optionee is not subject to the alternative minimum tax), gain recognized when the shares acquired upon exercise of an incentive stock option are sold is generally taxed at long-term capital gain tax rates. In order to qualify for long-term capital gain tax rates, the shares acquired upon exercise of an incentive stock option (i) cannot be sold within two years from the date of the option grant and one year from the date of option exercise, and (ii) must have a holding period that exceeds one year. Because a modified incentive stock option is treated as re-granted on the date of the modification, employees whose options are modified as a result of our offer, and whose options meet the incentive stock option requirements on the date of the modification, will start new holding periods under these rules. We are not in a position to provide tax advice, and we strongly recommend you consult with your own tax advisor concerning the tax consequences of the offer, including the tax consequences applicable to the exercise of the eligible options you do not exchange and to the subsequent sale of the ordinary shares purchased under those options. (See sections 13 and 14)

Q.    WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED?

A. The offer expires on November 13, 2002, at 12:00 midnight, U.S. Eastern Time, unless we extend it.

      Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will provide appropriate notice of the extension no later than 9:00 a.m., U.S. Eastern Time, on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (See section 15)

Q.    HOW DO I TENDER MY ELIGIBLE OPTIONS?

A. If you decide to tender options, you must deliver, before the offer expires at 12:00 midnight, U.S. Eastern Time, on November 13, 2002, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to IONA Technologies PLC, The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, Attn:
      Philip Pender and Michael Farry, facsimile: 011-353-1-637-2842. We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. Delivery by email will not be accepted.

      If we extend the offer beyond November 13, 2002, you must deliver these documents before the extended expiration date of the offer.

      We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options that are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept and cancel all such properly tendered options promptly on November 14, 2002. (See section 3)

Q.    DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

A. You may withdraw your tendered options at any time before the offer expires at 12:00 midnight, U.S. Eastern Time, on November 13, 2002. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, if we have not accepted your tendered options for exchange before 12:00 midnight, U.S. Eastern Time, on December 12, 2002, which is after the expiration of this offer and after the expiration of 40 business days from the commencement of this offer, you may withdraw your tendered options at any time thereafter. To withdraw tendered options, you must deliver a properly completed and duly executed notice to withdraw tender to IONA Technologies PLC, The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, Attn: Philip Pender and Michael Farry, facsimile:
      011-353-1-637-2842, with the required information while you still have the right to withdraw the tendered options. Delivery by email will not be accepted.

Q.    AFTER I WITHDRAW TENDERED OPTIONS, MAY I CHANGE MY MIND AND TENDER MY
      OPTIONS?

A. After withdrawal of tendered options, you may change your mind and tender your options at any time before the offer expires at 12:00 midnight, U.S. Eastern Time, on November 13, 2002. If we extend the offer beyond that time, you may tender options at any time until the extended expiration of the offer. Once you have withdrawn tendered options, you may re-tender those options only by again submitting a new letter of transmittal, in accordance with the delivery procedures for an initial tender of options, that is clearly dated after the related notice to withdraw tender. (See sections 3 and 4)

Q. DO I HAVE TO RETURN A LETTER OF TRANSMITTAL IF I DO NOT WANT TO EXCHANGE MY OPTIONS?

A. No. If you choose not to tender any options, you do not need to complete and deliver the letter of transmittal.

Q.    HOW WILL IONA'S ACCEPTANCE OF THE TENDERED OPTIONS BE COMMUNICATED?

A. Promptly after November 13, 2002, the expected expiration date of the offer, we will notify you of the number of options (and the shares subject to the options) that we have accepted for exchange, the exercise price of the options that we have accepted for exchange, the date of acceptance, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options. If the offer is extended by us beyond November 13, 2002, we will notify you promptly after the extended expiration date of the offer. (See section 5)

Q.    WHAT DOES IONA AND ITS BOARD OF DIRECTORS THINK OF THE OFFER?

A. Neither we nor our board of directors nor any committee thereof makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, and financial and tax advisors. (See section 2)


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Q.    IS THERE ANY INFORMATION REGARDING IONA THAT I SHOULD BE AWARE OF?

A. Your decision whether to accept or reject this offer should take into account the factors described in this document as well as the various risks and uncertainties inherent in our business. These risks and uncertainties include, but are not limited to, the risks and uncertainties relating to the integration of recent and future acquisitions; the launch of IONA's End 2 Anywhere strategy for Web Services Integration; growth in market demand for Web services and integration; IONA's enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should talk to your personal advisors regarding these and other risks. In addition, before making your decision you should carefully review the information about IONA set forth in section 9 of this document. This information includes an update on certain recent events affecting our business and explains where you can find additional information about us, including by referring to certain financial information contained in our Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic reports filed with the U.S. Securities and Exchange Commission. (See section 9)

Q.    WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

A.    For additional information or assistance, you should contact:

      IONA Technologies PLC
      Attention: Philip Pender
                 Michael Farry
      The IONA Building
      Shelbourne Road
      Ballsbridge
      Dublin 4
      Ireland
      Telephone: 011-353-1-637-2000
      Facsimile: 011-353-1-637-2842


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